GLAS-AIRE INDUSTRIES GROUP LTD.
                             3137 Grandview Highway
                         Vancouver, B.C. V5M 2E9 Canada

                         Commission File Number: 1-14244

                              INFORMATION STATEMENT
                                   PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                              RULE 14f-1 THEREUNDER

                                  Introduction

     This Information Statement is being mailed on or about May 5, 1999 to holders of record on May 4 1999 of shares of $0.01 par value common stock of Glas-Aire Industries Group Ltd. ("Glas-Aire"), a Nevada corporation. It is being furnished in connection with the appointment of three additional directors to be effected 10 days after this Information Statement has been sent to Glas-Aire's stockholders of record.

                                Change in Control

     On April 16, 1999, Edward Ting, the chairman of the board of directors of Glas-Aire, and Viola Ting, Mr. Ting's wife, sold an aggregate of 513,915 shares of the $0.01 par value common stock of Glas-Aire to Speed.com, Inc. ("Speed.com"), a Delaware corporation, in a private transaction. Speed.com is a wholly-owned subsidiary of Regency Affiliates, Inc. ("Regency"), also a Delaware corporation.

     The purchase price for the shares was $1,863,000 with $1,213,000 of the purchase price paid in cash and the balance of $650,000 paid in the form of a promissory note due January 1, 2000 which bears interest at the rate of 7.5%. The indebtedness evidenced by the promissory note is secured by a first priority security interest in 200,000 of the shares purchased by Speed.com. In addition, payment of the indebtedness evidenced by the promissory note is guaranteed by Mr. William R. Ponsoldt, Sr., president and a director of Speed.com and president, chief executive officer and chairman of the board of directors of Regency.

     The cash in the amount of  $1,213,000  was  borrowed  from  National  Trust
Company,   an  affiliate  of  Statesman  Group,  Inc.  which  is  a  controlling shareholder of Regency. The loan is unsecured and is due on demand.

     Subsequent to the transfer of the 513,915 shares, Speed.com owns, beneficially and of record, approximately 35.8% of the issued and outstanding shares of Glas-Aire, including 3,000 shares previously purchased on the open market, constituting a change in control of the company.

     Pursuant to the Contract for the Purchase and Sale of Securities, Messrs. Edward Ting and Clement Cheung resigned as directors of Glas-Aire and, by consent minutes dated April 16, 1999, Messrs. William R. Ponsoldt, Sr. and Marc
H. Baldinger were elected to fill the vacancies created by their resignations. Neither Mr. Ting nor Mr. Cheung resigned as a result of any disagreement with Glas-Aire. In addition, Speed.com has requested that Messrs. Richard H. Williams, Todd M. Garrett and Craig Grossman be elected to Glas-Aire's board of directors. The board of directors approved resolutions electing these three persons to the board subject to satisfying the minimum 10 day notice provision of Rule 14f-1 adopted under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                        Reason for Information Statement

     Because a majority of its directors is being changed otherwise than at a meeting of stockholders, Glas-Aire is required by Rule 14f-1 promulgated under the Exchange Act, to provide its stockholders and the Securities and Exchange Commission with certain information not less than 10 days prior to the date on which the change will take place, or such other time period as may be established by the Commission. This Information Statement is being filed with the Commission and sent to stockholders in compliance with that rule.

                Information Relating to the Company's Securities

     As of the date of this Information Statement, there are outstanding 1,444,417 shares of Glas-Aire's common stock (as adjusted for 158,872 shares of treasury stock held by Glas-Aire). Each outstanding share of common stock entitles the record holder thereof to one vote on all matters which are to be presented to stockholders for their consideration. The common stock is the only issued and outstanding stock of the company.

                             Principal Stockholders

     The following table sets forth as of the date of this Information Statement certain information with respect to all those known by Glas-Aire to be record or beneficial owners of more than 5% of its outstanding common stock, each director, director nominee, and executive officer, a key employee and all directors and officers as a group. Beneficial ownership has been calculated based upon 1,444,417 shares of Glas-Aire's common stock being issued and outstanding (as adjusted for 158,872 shares of treasury stock held by Glas-Aire). Unless otherwise stated below, each such person has sole voting and investment power with respect to all such shares of common stock.

Name and Address of               Amount and Nature of
 Beneficial Owner                 Beneficial Ownership       Percent of Class(1)
 ----------------                 --------------------       -------------------

Speed.com, Inc.(2)                     516,915                     35.8%(2)
729 South Federal Highway
Suite 307
Stuart, Florida  34994

Alex Ding(3)                            92,357                      6.4%(3)
3137 Grandview Highway
Vancouver, B.C.,
Canada V5M 2E9

Omer Esen                                4,440                          (4)
3137 Grandview Highway
Vancouver, B.C.
Canada V5M 2E9

Linda Kwan                               3,435                          (4)
3137 Grandview Highway
Vancouver, B.C.
Canada V5M 2E9

Table continued on the following page

Name and Address of                  Amount and Nature of
 Beneficial Owner                    Beneficial Ownership    Percent of Class(1)
 ----------------                    --------------------    -------------------

William R. Ponsoldt, Sr.(2)                   Nil                  0.0%(2)
729 South Federal Highway
Suite 307
Stuart, Florida  34994

Chris G. Mendrop                              Nil                  0.0%
1860 Blake Street
Denver, Colorado  80202

Marc Baldinger                                Nil                  0.0%
850 Lighthouse Drive
Palm City, Florida 34990

Todd M. Garrett(5)                            Nil                  0.0%(5)
201 Marsala Drive
Newport Beach, California 92660

Craig Grossman(5)                             Nil                  0.0%(5)
7500 East Arapahoe Road
Suite 101
Englewood, Colorado 80112

Richard H. Williams(5)                        Nil                  0.0%(5)
8600 South Ocean Drive
Suite 301
Jensen Beach, Florida 34957

Directors, a key employee and(3),(6)
executive officers as a group (6 persons)    100,232               6.9%(3),(6)

------------------------------

(1) Excludes (i) 68,000 shares of common stock issuable upon exercise of the Representative's Warrants issued in conjunction with a public offering completed in May 1996; and (ii) 320,000 shares of common stock reserved for issuance under Glas-Aire's stock option plans.

(2) Speed.com is a wholly-owned subsidiary of Regency Affiliates, Inc. Mr. William Ponsoldt, Sr. serves as president, chief executive officer and chairman of the board of directors of Regency. Mr. Ponsoldt disclaims beneficial ownership of any of those shares.

(3) Includes 86,227 shares sold by the numbered company controlled by Alex Ding in September 1998 to his mother, Ms. Sik Chun Fei. Mr. Ding may be deemed to be the beneficial owner, although not the record owner of those shares.

(4)  Represents less than 1%.

(5)  Director nominee.

(6)  Does not include the 516,915 shares owned by Speed.com.

                        Directors and Executive Officers

     The directors, executive officers and one of the key employees of Glas-Aire are as follows:

      Name                     Age          Position
      ----                     ---          --------

William R. Ponsoldt, Sr.       57           Chief Executive Officer and Chairman
                                            of the Board of Directors

Alex Yie Wie Ding              39           President, Chief Operating Officer,
                                            Treasurer and Director

Omer Esen                      56           General Manager, Vice President of
                                            Operations, Secretary and Chief
                                            Financial Officer

Linda Kwan                     53           Financial Controller

Chris G. Mendrop               47           Director

Marc Baldinger                 43           Director

Todd Maynard Garrett           34           Director Nominee

Craig Grossman                 36           Director Nominee

Richard H. Williams            62           Director Nominee

     William R. Ponsoldt, Sr. has been a director of Glas-Aire since April 16, 1999, and has served as chief executive officer and chairman of the board of directors since April 17, 1999. Mr. Ponsoldt is the chairman of the board, chief executive officer and president of Regency Affiliates, Inc. Mr. Ponsoldt has been a director of Regency since June 1996, the chairman of the board since August 1996 and president and chief executive officer since June 1997. During the past five years, Mr. Ponsoldt has served as the portfolio manager for several hedge funds.

     Alex Yie Wie Ding has served as president since February 1995, and chief operating officer and treasurer since June 1996. From 1991 until February 1995, Mr. Ding served as the general manager. Mr. Ding has been a director of Glas-Aire since 1991. Mr. Ding's responsibilities include managing and advising senior staff, as well as manufacturer representative agencies, on a variety of important issues. He is also responsible for new business development, analysis and evaluation of major projects and maintaining high level contact with key customers. From September 1988 to June 1991, Mr. Ding was general manager of Hing Wor Inc., a clothing manufacturer based in Montreal. Mr. Ding serves on the board of the Better Business Bureau of the Lower Mainland of British Columbia, and he is the president of Sunbrite Business Association. Mr. Ding has a bachelors degree (1984) in civil engineering and a post-graduate diploma in management (MBA Level 1, 1986), both from McGill University.

     Omer Esen has served as vice president of operations for Glas-Aire since February 1995, assumed the additional positions of secretary and chief financial officer in November 1996 and, in 1997, was appointed as the general manager. In that position, Mr. Esen plans, organizes, directs and controls all operations including production, research and development, customer service, purchasing/inventory control, quality assurance and management information systems. From 1992 until 1995, Mr. Esen was employed as vice president of operation for West Bay Sonship Yachts Ltd. (Vancouver), one of the world's leading manufacturers of 58 - 100 foot yachts, where he managed manufacturing operations as well as developed and installed various computerized business control systems. During Mr. Esen's tenure, the company's revenues grew from $2 million to $15 million. From 1988 until 1992, Mr. Esen was director of operations for DBA Communication Systems Inc. in Vancouver, a design and manufacturing firm for small business telecommunications equipment and systems. Mr. Esen holds a bachelors degree in electrical engineering from Faraday House Engineering College in London, England and a diploma in business administration from the University of British Columbia.

     Linda Kwan served as Glas-Aire's accounting manager from March 1995 until November 1996, at which time she was appointed as the controller. Ms. Kwan is a member of the Certified Management Accountants of Canada. From 1992 to 1995, Ms. Kwan operated as a private consultant, providing accounting consulting services to small businesses and individuals. From 1983 to 1992, Ms. Kwan worked with York-Hanover Developments, Ltd., a large real estate developer located in Toronto. While with York-Hanover Group, Ms. Kwan held a number of positions, eventually rising to the position of Corporate Controller with responsibility for all of the firm's accounting functions. Ms. Kwan was graduated from Hong Kong Technical College with a degree in commercial business and accounting.

     Chris G. Mendrop has been a director of Glas-Aire since its inception. He is the chief executive officer of Blake Street Group LLC, Blake Street Securities LLC and Blake Street Advisors LLC (collectively the "Blake Street Group"). He has served as the chief executive officer of each of the companies included in the Blake Street Group since those companies were formed in January, March and July 1998. From July 1992 until January 1998, Mr. Mendrop was the chief executive officer of Corporate Development Capital, Inc., an investment advisory and financial consulting firm located in Denver, Colorado. Mr. Mendrop holds a Bachelor of Science degree in Economics from Colorado State University and a Masters of Business Administration degree in Finance from the University of Colorado.

     Marc Baldinger has served as a director of Glas-Aire since April 16, 1999. Mr. Baldinger is a senior officer in financial services for Riverside National Bank, located in Palm City, Florida, and is responsible for portfolio management, asset allocation and investment selection for Riverside's Trust Department. He has been employed by Riverside since November 1996. From January 1994 to November 1996, Mr. Baldinger was employed as a certified financial planner for American Express Financial Advisors, Inc. and Linsco Private Ledger. Mr. Baldinger has a broad background in financial management and planning. Prior to entering the financial planning business, Mr. Baldinger was the president of Supreme Petroleum Company, which was a petroleum trading company.

     Todd M. Garrett has been nominated to the board of directors by Speed.com, Inc., and will be elected to the board of directors as soon as the minimum 10 day notice provision of Rule 14f-1 adopted under the Exchange Act is satisfied. Mr. Garrett currently works as an investment advisor in the Private Client Department in the corporate headquarters of Cruttenden Roth, Incorporated in Newport Beach, California. Mr. Garrett specializes in formulating investment strategies through the selection of optimal investment combinations tailored to client needs and objectives. His managed portfolios comprise both high net worth individuals and institutional investors. Mr. Garrett has worked in the investment industry for more than eight years. Furthermore, he has worked for several investment banks that include Kidder Peabody & Co., Lehman Brothers, Fidelity Investments and Sutro & Co. Mr. Garrett holds a Bachelor of Arts degree in Business Economics from San Diego State University with an emphasis in finance and accounting. Mr. Garrett is a member of the Association for Investment Management and Research (AIMR) and is currently pursuing the Chartered Financial Analyst (CFA) designation.

     Craig Grossman has been nominated to the board of directors by Speed.com, Inc., and will be elected to the board of directors as soon as the minimum 10 day notice provision of Rule 14f-1 adopted under the Exchange Act is satisfied. Since July 1998, Mr. Grossman has been the chief executive officer of On-Line Mortgage Services, Inc. ("OMS"), a licensed retail mortgage broker in eleven states. OMS provides retail residential mortgages on the internet and through other retail channels. From September 1995 to July 1998, Mr. Grossman was vice president of business development for CMP Mortgage Company (a subsidiary of JRMK Companies) which is a large privately owned mortgage broker in Colorado. From May 1994 to September 1995, Mr. Grossman was president and a member of the board of directors of Regency Affiliates, Inc. Mr. Grossman has extensive experience in real estate development and in the real estate industry.

     Richard H. Williams has been nominated to the board of directors by Speed.com, Inc. and will be elected to the board of directors as soon as the minimum 10 day notice provision of Rule 14f-1 adopted under the Exchange Act is satisfied. Since 1994, Mr. Williams has been chairman of Williams Resource Group, which is involved in financial consulting services and acquisition evaluations. From 1988 to 1993, Mr. Williams was chairman and chief executive officer of Restor Industries, Inc., a Nasdaq National Market System listed company engaged in the telecommunications service area (now "WAXS"). From 1987 to 1989, Mr. Williams was chairman, chief executive officer and 50% owner of Telcom Services, Inc., an engineering consulting firm specializing in long haul fiber optic systems. Telcom was responsible for building a $100 million fiber optic system purchased by WilTel Communications and subsequently sold to WorldCom. While at Telcom, Mr. Williams was responsible for winning a contract to build a fiber optic system in Taiwan ROC and also built a short haul digital microwave system in Chesterfield, Missouri. Prior to Telcom, Mr. Williams was president of A&W Exploration Corp., an operating oil and gas company with approximately 67 producing wells and $10 million in oil and gas partnerships.

     Glas-Aire's directors are elected annually and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the board of directors.

     Pursuant to an underwriting agreement dated May 1995 between Glas-Aire and Global Financial Group, Inc., Global may, in its discretion, designate one person to either serve on Glas-Aire's board of directors or to attend board of directors meetings as an observer. Global has not yet designated such person.

Executive Compensation

     Except for directors' fees, the following table summarizes all compensation paid to the chief executive officer, the president and a director of Glas-Aire during the last three fiscal years.


                                                             Annual Compensation
       Name                                              ---------------------------
       and                              Fiscal year                                Other
     principal                             ended                                   annual
     position                            January 31,   Salary       Bonus       compensation
     --------                            -----------   ------       -----       ------------
Edward Ting                                1999       $      0   $  13,528(1)   $  48,000(2)
  Chief Executive Officer,                 1998       $      0   $   5,140(1)   $  48,000(2)
  Chairman of the Board                    1997       $      0   $   6,801(1)   $  48,000(2)

Alex Y.W. Ding                             1999       $ 57,575   $  13,528(3)           0
  President, Chief Operating Officer       1998       $ 51,097   $   5,140(3)           0
                                           1997       $ 49,357   $   6,801(3)           0

Chris G. Mendrop                           1999       $      0   $       0      $  12,000(4)
   Director                                1998       $      0   $       0      $  12,000(4)
                                           1997       $      0   $       0      $  12,000(4)
------------------------------

(1) Mr. Ting was paid bonuses of $13,528, $5,140 and $6,801 during the fiscal years ended January 31, 1999, 1998 and 1997, respectively, pursuant to Glas-Aire's profit sharing program described below.

(2) Represents consulting fees paid by Glas-Aire to Mr. Ting during the fiscal years ended January 31, 1999, 1998 and 1997.

(3) Mr. Ding was paid bonuses of $13,528, $5,140 and $6,801 during the fiscal years ended January 31, 1999, 1998 and 1997, respectively, pursuant to Glas-Aire's profit sharing program described below.

(4)  Represents  consulting  fees paid by  Glas-Aire  to  Corporate  Development
     Capital, Inc. and Blake Street Group LLC of which Mr. Mendrop was a shareholder and partner respectively during the fiscal years ended January
     31, 1999, 1998 and 1997.


     Employment Agreements. Effective August 1, 1998, Glas-Aire entered into amended and restated employment agreements with Edward Ting, Alex Ding, Omer Esen and Linda Kwan. The agreements are for two year terms. In connection with Edward and Viola Ting's sale of their shares to Speed.com, Mr. Ting agreed to cancel his employment agreement with Glas-Aire. Under those employment agreements, Messrs. Ding and Esen and Ms. Kwan are entitled to base annual compensation of $72,000(US), $48,000(US) and $37,800(US), respectively. Messrs. Ding, Esen and Ms. Kwan are paid in Canadian dollars and the US dollar figures in the preceding sentence are based upon conversion at the average exchange rate during the year. In addition to base compensation and the minimum bonuses as provided in the agreements, Messrs. Ding and Esen and Ms. Kwan are entitled to participate in the profit sharing program described below.

     Directors.   Glas-Aire   paid  $2,000  to  each   director   (employee  and
non-employee) during the fiscal year ended January 31, 1999 as compensation for serving as directors.

     Profit Sharing Program. Rather than paying its executives high salaries, management believes it desirable to provide incentives through a profit sharing program. Accordingly, in 1994, Glas-Aire adopted a profit sharing program which provides that an amount equal to 10% of the company's income before income taxes and provision for profit sharing may be distributed to officers and employees of Glas-Aire. The first distributions pursuant to the plan, aggregating approximately $83,000, were made in April 1995, based on the net income of the company for the fiscal year ended January 31, 1995. The board of directors has adopted an amendment to the profit sharing program under which the maximum amount that can be distributed under the program in any one fiscal year is $100,000. Distributions under the plan for the fiscal year ended January 31, 1999, aggregated approximately $89,496.

     Option Plans. Glas-Aire's board of directors has adopted an incentive stock option plan (the "Qualified Plan") which provides for the grant of options to purchase an aggregate of not more than 160,000 shares of Glas-Aire's common stock. The purpose of the Qualified Plan is to make options available to management and employees of the company in order to provide them with a more direct stake in the future of the company and to encourage them to remain with the company. The Qualified Plan provides for the granting to management and employees of "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986 (the "Code").

     Glas-Aire's board of directors has adopted a non-qualified stock option plan (the "Non-Qualified Plan") which provides for the grant of options to purchase an aggregate of not more than 160,000 shares of the company's common stock. The purpose of the Non-Qualified Plan is to provide certain key employees, independent contractors, technical advisors and directors of the company with options in order to provide additional rewards and incentives for contributing to the success of the company. These options are not incentive stock options within the meaning of Section 422 of the Code.

     The Qualified Plan and the Non-Qualified Plan will be administered by a committee appointed by the board of directors which determines the persons to be granted options under the stock option plans and the number of shares subject to each option. No options granted under the stock option plans will be transferable by the optionee other than by will or the laws of descent and distribution and each option will be exercisable, during the lifetime of the optionee, only by such optionee. Any options granted to an employee will terminate upon his ceasing to be an employee, except in limited circumstances, including death of the employee, and where the committee deems it to be in Glas-Aire's best interests not to terminate the options.

     The exercise price of all incentive stock options granted under the Qualified Plan must be equal to the fair market value of such shares on the date of grant as determined by the committee, based on guidelines set forth in the Qualified Plan. The exercise price may be paid in cash or (if the Qualified Plan meets the requirements of rules adopted under the Exchange Act) in common stock or a combination of cash and common stock. The term of each option and the manner in which it may be exercised will be determined by the committee, subject to the requirement that no option may be exercisable more than 10 years after the date of grant. With respect to an incentive stock option granted to a participant who owns more than 10% of the voting rights of Glas-Aire's outstanding capital stock on the date of grant, the exercise price of the option must be at least equal to 110% of the fair market value on the date of grant and the option may not be exercisable more than five years after the date of grant. The exercise price of all stock options granted under the Non-Qualified Plan must be equal to at least 80% of the fair market value of such shares on the date of grant as determined by the committee, based on guidelines set forth in the Non-Qualified Plan.

Certain Transactions

     In May 1991, a company owned by Alex Yie Wie Ding acquired 48.97% of the outstanding shares of Multicorp Holdings, Inc., from an unaffiliated party and incurred an installment purchase obligation in the amount of CDN$375,000 with respect to the purchase. Multicorp has made advances to Mr. Ding's company which correspond to the company's payment obligations under the installment purchase. In December 1992, prior to the exchange of Glas-Aire's stock with the stockholders of Multicorp under which Glas-Aire acquired 100% of the outstanding capital stock of Multicorp, Multicorp declared a dividend on the shares owned by Mr. Ding's company in the amount of CDN$375,000. Mr. Ding's company then repaid the advances previously paid to it in the amount of CDN$75,000 and made a loan to Glas-Aire in the amount of CDN$300,000. The repayment schedule under the loan corresponds to the repayment schedule under the installment purchase obligation incurred by Mr. Ding's company to the former stockholder of Multicorp. In essence, Glas-Aire has assumed the payment obligation to the former stockholder of Multicorp. The loan from Mr. Ding's company was repaid in full (including $26,745 of principal) during the year ended January 31, 1997.

     In May 1994, Glas-Aire made a loan in the principal amount of $300,000 to a company controlled by Edward Ting, who served as the chairman of the board of directors and chief executive officer of Glas-Aire until April 16, 1999. The loan was not evidenced by a written agreement or promissory note, but bore interest at the rate of 9% per annum. The loan was paid in full prior to January 31, 1995. In November 1994, the board of directors adopted a policy resolution prohibiting Glas-Aire from making any loan or advance of money or property to a director of the company and limiting Glas-Aire's ability to make such loans or advances to officers of the Glas-Aire or its subsidiaries unless a majority of independent disinterested outside directors determine that such loan or advance may reasonably be expected to benefit Glas-Aire. Further, all future loans and advances, if approved, will be made on terms that are no less favorable to Glas-Aire than those that are generally available from unaffiliated third parties. In March 1998, the board of directors rescinded these resolutions in connection with their approval of the transaction described below in which Glas-Aire granted a bank a security interest in a $500,000 deposit as collateral for the issuance of a standby letter of credit (the "LC") to one of the suppliers to a wholly-owned subsidiary of Electrocon International Inc. ("EII"). Mr. Edward Ting, the then chairman of the board, and Mr. Clement Cheung, then a member of the board of directors, were officers and directors of EII.

     In November 1993, Mr. Alex Ding, the president of Glas-Aire, made a loan to Glas-Aire in the principal amount of CDN$80,000. The loan was not evidenced by a written agreement or promissory note, but bore interest at the rate of 10% per annum. The loan was paid in full prior to January 31, 1995.

     In late 1994, a company controlled by a former officer of Glas-Aire made a loan to Glas-Aire in the principal amount of $100,000. The loan, which bore interest at the rate of 10% per annum, was repaid in full prior to January 31, 1996.

     Effective February 1, 1996, Glas-Aire entered into a consulting agreement with Corporate Development Capital, Inc. ("CDC"), a corporation of which Chris
G. Mendrop, a director of Glas-Aire, was a controlling shareholder, pursuant to which CDC agreed to assist Glas-Aire in the development of a long-term strategic plan, including but not limited to the areas of management, marketing and finance, and to perform certain other management consulting services for Glas-Aire. As compensation for these services, CDC was paid $16,000 prior to the closing of the public offering in May 1996 and received $4,000 per month for the 12 months thereafter. In addition, Mr. Mendrop was issued 12,800 shares of Glas-Aire's common stock pursuant to the consulting agreement. All amounts due under this agreement have been paid.

     On March 31, 1998, Glas-Aire granted a bank a security interest in a $500,000 deposit as collateral for the issuance of a standby letter of credit (the "LC") to one of the suppliers to a wholly-owned subsidiary of Electrocon International Inc. ("EII"). Mr. Edward Ting, the then chairman of the board, and Mr. Clement Cheung, then a member of the board of directors, are officers and directors of EII. As consideration for Glas-Aire agreeing to provide the security for the LC, EII agreed as follows: (i) to issue Glas-Aire a warrant exercisable for a period of five years from March 25, 1998, to purchase 250,000 shares of common stock of EII at an exercise price of $1.00 per share during the first year, $1.10 per share during the second year, $1.20 per share during the third year, $1.50 per share during the fourth year and $1.75 per share during the fifth year; (ii) to pay Glas-Aire a fee in the amount of 1% of the collateral, or $5,000, payable to Glas-Aire in advance for the six-month period beginning on the date the LC was issued by the Bank, and an additional fee of 1%, also payable in advance, for the six-month period immediately following the initial six-month period, if Glas-Aire's collateral continued to be utilized for the LC, with the understanding that the collateral would be made available by Glas-Aire to collateralize the LC for a period not to exceed one year; and (iii) the pledge to Glas-Aire by Edward Ting of all shares of Glas-Aire common stock currently held by him, his wife or under his control. Subsequently, the board of directors approved a loan in the principal amount of $500,000 to EII secured by 100% of Edward Ting's Glas-Aire stock. EII used the proceeds of the loan to among other things cause the bank to release Glas-Aire's $500,000 security deposit that was being used as collateral for the LC. On April 16, 1999, the loan (including principal and interest) was paid in full by Edward Ting and Glas-Aire assigned the promissory note from EII to Mr. Ting.

Compliance with Section 16(a) of the Exchange Act

     Glas-Aire has received representations from each person that served during fiscal 1999 as an officer or director of the company confirming that there were no transactions that occurred during Glas-Aire's most recent fiscal year which required the filing of a Form 5.

Dated: May 5, 1999


                                          GLAS-AIRE INDUSTRIES GROUP LTD.




                                          William R. Ponsoldt, Sr., Chairman